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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         (AMENDMENT NO. _____________)*


                            Asia Global Crossing Ltd
--------------------------------------------------------------------------------
                                (Name of Issuer)

                Class A Common Stock, US$0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  BMG 053301088
                  --------------------------------------------
                                 (CUSIP Number)

                                October 12, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]  Rule 13d-1(b)

         [X]  Rule 13d-1(c)

         [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


                               Page 1 of 11 pages

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CUSIP BMG  053301088

1.   Name of Reporting Persons:
     I.R.S. Identification Nos. of above persons (entities only).

     TEMASEK HOLDINGS (PRIVATE) LIMITED

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                         (a) [ ]

                                                                         (b) [ ]

3.   SEC Use Only:

4.   Citizenship or Place of Organization:

     REPUBLIC OF SINGAPORE

                           5.   Sole Voting Power:

                           6.   Shared Voting Power:
Number of Shares
Beneficially Owned              7,142,857 *
By Each Reporting
Person With                7.   Sole Dispositive Power:

                           8.   Shared Dispositive Power:

                                7,142,857 *

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     7,142,857*

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                            [  ]

11.  Percent of Class Represented by Amount in Row (11):

     10.4% as of March 19, 2001

12.  Type of Reporting Person (See Instructions):

     HC



----------------------------------

*      See item 4 of Schedule.



                                 2 of 11 pages
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CUSIP BMG  053301088

1.   Name of Reporting Persons:
     I.R.S. Identification Nos. of above persons (entities only).

     SINGAPORE TECHNOLOGIES PTE LTD

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                         (a) [ ]

                                                                         (b) [ ]

3.   SEC Use Only:

4.   Citizenship or Place of Organization:

     REPUBLIC OF SINGAPORE

                           5.   Sole Voting Power:


Number of Shares           6.   Shared Voting Power:
Beneficially Owned
By Each Reporting               7,142,857 *
Person With
                           7.   Sole Dispositive Power:


                           8.   Shared Dispositive Power:

                                7,142,857 *

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     7,142,857*

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                             [ ]

11.  Percent of Class Represented by Amount in Row (11):

     10.4% as of March 19, 2001

12.  Type of Reporting Person (See Instructions):

     CO



---------------------------------

*      See item 4 of Schedule.



                                 3 of 11 pages
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CUSIP BMG  053301088

1.   Name of Reporting Persons:
     I.R.S. Identification Nos. of above persons (entities only).

     SINGAPORE TECHNOLOGIES TELEMEDIA PTE LTD

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                         (a) [ ]

                                                                         (b) [ ]

3.   SEC Use Only:

4.   Citizenship or Place of Organization:

     REPUBLIC OF SINGAPORE

                           5.   Sole Voting Power:

                           6.   Shared Voting Power:
Number of Shares
Beneficially Owned              7,142,857 *
By Each Reporting
Person With                7.   Sole Dispositive Power:

                           8.   Shared Dispositive Power:

                                7,142,857 *

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     7,142,857*

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                             [ ]

11.  Percent of Class Represented by Amount in Row (11):

     10.4% as of March 19, 2001

12.  Type of Reporting Person (See Instructions):

     CO




---------------------------------

*      See item 4 of Schedule.




                                 4 of 11 pages
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CUSIP BMG  053301088

1.   Name of Reporting Persons:
     I.R.S. Identification Nos. of above persons (entities only).

     STT COMMUNICATIONS LTD

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                         (a) [ ]

                                                                         (b) [ ]

3.   SEC Use Only:

4.   Citizenship or Place of Organization:


     REPUBLIC OF SINGAPORE

                           5.   Sole Voting Power:

Number of Shares           6.   Shared Voting Power:
Beneficially Owned
By Each Reporting               7,142,857 *
Person With
                           7.   Sole Dispositive Power:

                           8.   Shared Dispositive Power:

                                7,142,857 *

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     7,142,857*

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                             [ ]

11.  Percent of Class Represented by Amount in Row (11):

     10.4% as of March 19, 2001

12.  Type of Reporting Person (See Instructions):

     CO




---------------------------------

*        See item 4 of Schedule.



                                 5 of 11 pages
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CUSIP BMG  053301088

1.   Name of Reporting Persons:
     I.R.S. Identification Nos. of above persons (entities only).

     STT VENTURES LTD

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                         (a) [ ]

                                                                         (b) [ ]

3.   SEC Use Only:

4.   Citizenship or Place of Organization:

     MAURITIUS

                           5.   Sole Voting Power:

                                7,142,857 *
Number of Shares
Beneficially Owned         6.   Shared Voting Power:
By Each Reporting
Person With                7.   Sole Dispositive Power:

                                7,142,857 *

                           8.   Shared Dispositive Power:

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     7,142,857*

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                             [ ]

11.  Percent of Class Represented by Amount in Row (11):

     10.4% as of March 19, 2001

12.  Type of Reporting Person (See Instructions):

     CO




---------------------------------

*        See item 4 of Schedule.




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ITEM 1.

(a)      NAME OF ISSUER:

         Asia Global Crossing Ltd, a company organized under the laws of Bermuda (the "Issuer")

(b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         Wessex House, 45 Reid Street, Hamilton HM12, Bermuda

ITEM 2.

(a)      NAME OF PERSON FILING:

         The persons filing this Statement are (i) Temasek Holdings (Private) Limited ("Temasek"), a company organized under the laws of the Republic of Singapore, (ii) Singapore Technologies Pte Ltd, a company organized under the laws of the Republic of Singapore ("Singapore Technologies") and a subsidiary of Temasek, (iii) Singapore Technologies Telemedia Pte Ltd, a company organized under the laws of the Republic of Singapore ("Singapore Technologies Telemedia") and a subsidiary of Singapore Technologies, (iv) STT Communications Ltd, a company organized under the laws of the Republic of Singapore ("STT Communications") and a subsidiary of Singapore Technologies Telemedia and (v) STT Ventures Ltd, a company organized under the laws of Mauritius ("STT Ventures") and a subsidiary of STT Communications. Temasek, Singapore Technologies, Singapore Technologies Telemedia and STT Communications are collectively referred to as the "Singapore Parent Entities."

(b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         The address of the principal business office of Temasek is 8 Shenton Way #38-03 Temasek Tower, Singapore 068811. The address of the principal business office of Singapore Technologies is 51 Cuppage Road #09-01 Starhub Centre, Singapore 229469. The address of the principal business office of Singapore Technologies Telemedia and STT Communications is 51 Cuppage Road #10-11/17 Starhub Centre, Singapore, 229469. The address of the principal business office of STT Ventures is 10, Frere Felix de Valois Street, Port Louis, Mauritius.

(c)      CITIZENSHIP:

         Temasek, Singapore Technologies, Singapore Technologies Telemedia and STT Communications are all companies organized under the laws of the Republic of Singapore. STT Ventures is a company organized under the laws of Mauritius.

(d)      TITLE OF CLASS OF SECURITIES:

         This information statement relates to the Class A Common Stock, US$0.01 par value per share, of the Issuer (the "Class A Shares").

(e)      CUSIP NUMBER:

         The CUSIP number of the Class A Shares is BMG 053301088.



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ITEM 3.        IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b)
               OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

NOT APPLICABLE

ITEM 4.        OWNERSHIP

(a)      AMOUNT BENEFICIALLY OWNED:

         STT Ventures directly owns 7,142,857 Class A Shares. Because of the relationships described in Item 2(a) above, the Singapore Parent Entities may be deemed to beneficially own the Class A Shares directly owned by STT Ventures. The filing of this Statement, however, should not be construed as an admission that any of the Singapore Parent Entities is, for purposes of Section 13(g) of the Act, the beneficial owner of any of the Class A Shares directly owned by STT Ventures.

(b)      PERCENT OF CLASS:

         The Class A Shares that may be deemed to be beneficially owned by the Singapore Parent Entities constitute approximately 10.4% of the Class A Shares outstanding as of March 19, 2001.

         The Class A Shares directly owed by STT Ventures constitute approximately 10.4% of the Class A Shares outstanding as of March 19, 2001.

(c)      NUMBER OF SHARES AS TO WHICH THE PERSON HAS:

         With respect to the shared power to vote, or to direct the vote, and the shared power to dispose, or to direct the disposition of, the Class A Shares please see Item 4(a) above regarding qualification as to beneficial ownership.

         (i)      Sole power to vote or to direct the vote:

                  STT Ventures - 7,142,857 Class A Shares

         (ii)     Shared power to vote or to direct the vote:

                  Singapore Parent Entities - 7,142,857 Class A Shares

         (iii)    Sole power to dispose or to direct the disposition of:

                  STT Ventures - 7,142,857 Class A Shares

         (iv)     Shares power to dispose or to direct the disposition of:

                  Singapore Parent Entities - 7,142,857 Class A Shares


ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

NOT APPLICABLE


ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

NOT APPLICABLE


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ITEM 8         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

NOT APPLICABLE

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP

NOT APPLICABLE

ITEM 10.       CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                         TEMASEK HOLDINGS (PRIVATE) LIMITED



                                         / s /  WENDY ONG
                                         ---------------------------------------
                                         Name:  Wendy Ong
                                         Title:  Company Secretary
                                         Date:  April 25, 2001



                                         SINGAPORE TECHNOLOGIES PTE LTD



                                         / s /  CHUA SU LI
                                         ---------------------------------------
                                         Name:  Chua Su Li
                                         Title:  Company Secretary
                                         Date:  April 25, 2001






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                                       SINGAPORE TECHNOLOGIES
                                       TELEMEDIA PTE LTD



                                       / s /   PEK SIOK LAN
                                       -----------------------------------------
                                       Name: Pek Siok Lan
                                       Title:  Company Secretary
                                       Date:  April 25, 2001




                                       STT COMMUNICATIONS LTD


                                       / s /   PEK SIOK LAN
                                       -----------------------------------------
                                       Name: Pek Siok Lan
                                       Title:  Company Secretary
                                       Date:  April 25, 2001




                                       STT VENTURES LTD


                                       / s /  PEK SIOK LAN
                                       -----------------------------------------
                                       Name: Pek Siok Lan
                                       Title:  Authorized Signatory
                                       Date:  April 25, 2001



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